UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GameSquare Holdings, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

29287R103

(CUSIP Number)

Thomas Walker

One Cowboys Way

Suite 100

Frisco, TX 75034

(972) 497-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29287R103

1.	Names of Reporting Persons Blue & Silver Ventures, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,561,553 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,561,553 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) PN

Note: All share numbers on these cover pages are presented as Common Shares, without par value (the “Common Shares”) of GameSquare Holdings, Inc., a public corporation incorporated in British Columbia, Canada (the “Issuer”), on an as-converted basis.

(1)

Consists of the securities owned by Blue & Silver Ventures, Ltd. (“Blue & Silver”) as described in Item 3, over which Blue Star Investments, Inc. (“Blue Star”) holds shared voting and investment control as general partner of Blue & Silver.

(2)

The percentage of class was calculated based on 12,925,828 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on October 20, 2023, and assuming the conversion of all Issuer Warrants and Issuer Options owned by Blue & Silver into Common Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

1.	Names of Reporting Persons Blue Star Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,561,553 (1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,561,553 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,561,553
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Consists of the securities owned by Blue & Silver as described in Item 3, over which Blue Star holds shared voting and investment control as general partner of Blue & Silver.
(2)

The percentage of class was calculated based on 12,925,828 Common Shares outstanding based on information from the Issuer provided to the Reporting Persons on October 20, 2023, and assuming the conversion of all Issuer Warrants owned by Blue & Silver into Common Shares, in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 1. Security and Issuer

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on April 21, 2023 (the “Original Schedule 13D”) by the Reporting Persons (as defined in the Original Schedule 13D) relating to the Common Shares of no par value (the “Common Shares”) of GameSquare Holdings, Inc. (the “Issuer”). The principal executive officers of the Issuer are located at 6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034. Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“(a)

This Schedule 13D is being filed jointly by Blue & Silver Ventures, Ltd., a Texas limited partnership, Blue Star Investments, Inc., a Texas corporation (“Blue Star”), as general partner to Blue & Silver and Goff & Jones Lending Co, LLC (“Goff & Jones”), a Delaware limited liability company (collectively, the “Reporting Persons,” and each, a “Reporting Person”). Blue & Silver is in the business of managing private investments and the investment vehicle of the Jones family (as further described below). Goff & Jones is principally engaged in the business of investments in securities, including in securities of the Issuer. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Act”), is attached hereto as Exhibit 99.1.

(b)

The address of the principal business office of each of Blue & Silver and Blue Staris One Cowboys Way, Suite 100, Frisco, Texas, 75034. The address of the principal business office of Goff & Jones is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

(c)

Blue & Silver is controlled by Jerral W. Jones, J. Stephen Jones, Charlotte Jones Anderson and Jerral W. Jones, Jr. (collectively, the “Jones”) and Gene Chambers Jones (“Chambers”), each of whom is a limited partner of Blue & Silver. Mr. Jones’ principal occupation is owner, president and general manager of the Dallas Cowboys. Each of the Jones’ and Chambers is a citizen of the United States of America.

Each of the Jones’ is a director and executive officer of Blue Star.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. For a description of the relationship between the Reporting Persons, see this Item 2 and Item 5 below.

(d)	During the last five years, none of the Reporting Persons nor either of the Jones’ and Chambers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons nor either of the Jones’ and Chambers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See item 6 of the cover pages.”

Item 4. Purpose of the Transaction

The information set forth in Item 6 hereof is incorporated by reference in its entirety.

Item 5. Interest in Securities of the Issuer

(a)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

(b)	The information contained on the cover pages and Item 2 to this Schedule 13D is incorporated herein by reference.

Blue & Silver is a member of Goff & Jones and may be deemed to beneficially own the securities held of record by Goff & Jones.

(c)	None of the Reporting Persons has engaged in any transaction in Common Shares in the 60 days prior to the filing of this Schedule 13D.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

Merger Agreement with FaZe Holdings Inc.

On October 19, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with FaZe Holdings Inc., a Delaware corporation (“FaZe”), and GameSquare Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ( “Merger Sub”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into FaZe (the “Merger”), with FaZe surviving such Merger as a wholly-owned subsidiary of the Issuer. The Merger Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Merger Agreement contains customary mutual termination rights for the Issuer and FaZe, including if the Merger is not completed by December 31, 2023 (the “End Date”), and if either of the required stockholder approvals by the Issuer stockholders or the FaZe stockholders is not obtained.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is referenced as Exhibit 99.2 to this Schedule 13D and is also incorporated herein by reference.

Backstop Agreement

Simultaneously with the execution and delivery of the Merger Agreement, the Issuer and Goff & Jones, entered into a Backstop Agreement (the “Backstop Agreement”), pursuant to which, among other things, Goff & Jones agreed to commit to backstop the contemplated PIPE financing to be consummated at or around the time of the closing of the Merger (the “PIPE Financing”), in an aggregate amount of no more than $10,000,000, by agreeing pursuant to the Backstop Agreement, to purchase Common Shares of the Issuer (or other Issuer securities, if applicable), to the extent necessary pursuant to the terms of the Backstop Agreement and contemporaneously with the closing of the Merger. The Backstop Agreement contains customary representations, warranties, covenants and conditions precedent of the parties. The Backstop Agreement and all of its provisions shall terminate and be of no further force or effect (i) upon the date that is immediately following an applicable End Date, following written notice from Goff & Jones electing to terminate the Backstop Agreement, or (ii) if FaZe or the Issuer experience a material adverse change, upon written notice from Goff & Jones electing to terminate the Agreement.

The foregoing description of the Backstop Agreement is qualified in its entirety by reference to the Backstop Agreement, which is referenced as Exhibit 99.3 to this Schedule 13D and is also incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement between Blue & Silver Ventures, LTD., Blue Star Investments, Inc. and Goff & Jones Lending Co, LLC.

99.2	Agreement and Plan of Merger, dated as of October 19, 2023, by and among GameSquare Holdings, Inc., GameSquare Merger Sub I, Inc. and FaZe Holdings Inc.(incorporated by reference to Exhibit 2.1 to Form 6-K of the Issuer filed on October 20, 2023).

99.3	Backstop Agreement, dated as of October 19, 2023 by and among GameSquare Holdings, Inc. and Goff & Jones Lending Co, LLC (incorporated by reference to Exhibit 10.3 to Form 6-K of the Issuer filed on October 20, 2023).

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Schedule 13D is true, complete and correct.

Date: October 23, 2023

BLUE & SILVER VENTURES, LTD.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Assistant Treasurer

BLUE STAR INVESTMENTS, INC.

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Assistant Treasurer

GOFF & JONES LENDING CO, LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Signatory